October 28, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40931

Ladies and Gentlemen:

Set forth below is the response of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2024, with respect to the above captioned report of the Company (the “SEC Filing”).

For your convenience, the below response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Significant Accounting Policies
Cryptocurrency Hosting Revenue, page 94

1.
We do not believe your statement that you have adopted a new accounting policy for noncash consideration effective July 1, 2024 complies with the requirements for error correction in ASC 250-10-45-23 and SAB 108. Please reconsider this statement and tell us how you will correct the errors in accordance with the guidance applicable to error corrections.

RESPONSE: In response to the Staff’s above comment, we will add the following disclosure to our Form 10-Q for the quarterly period ended September 30, 2024:

“During the third quarter of 2024, the Company corrected an error in its revenue recognition policy to be consistent with U.S. GAAP, which requires an entity to measure noncash consideration using the estimated fair value of the consideration at contract inception. Instead of measuring the noncash (Bitcoin) consideration at the time of each hosting contract’s inception, the Company has measured the noncash (Bitcoin) consideration in prior periods on a daily basis, as each Bitcoin was awarded. The Company has two hosting contracts with customers that are currently in operation, for which the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception was approximately $23,000 and $30,000. The resulting impact of correcting the error in the Company’s revenue recognition policy to be consistent with U.S. GAAP is reflected in the Company’s consolidated statement of operations for the third quarter of 2024.

In accordance with the Accounting Standards Codification (“ASC”) Topic 250, Accounting Changes and Error Corrections, the Company evaluated the materiality of this error on the consolidated financial statements as of and for the year ended December 31, 2023, and the unaudited consolidated financial statements as of and for the quarters and year-to-date periods ended March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, and June 30, 2024. The Company determined that this error did not result in a material misstatement (quantitatively or qualitatively) to the Company’s financial condition, results of operations, or liquidity for any of the current year or prior year periods.

The cumulative impact of correcting this error in the current year for the three and nine months ended September 30, 2024 – using the approaches described in Staff Accounting Bulletin No. 108 – results in a $0 adjustment to net loss for those periods. There is also no impact to the consolidated balance sheet as of September 30, 2024, and no change to net cash flows provided by operating activities for the nine months ended September 30, 2024.

The Company notes that, had it corrected this error in the prior year as of December 31, 2023, its adoption of the Financial Accounting Standards Board ("FASB") ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60), which requires crypto assets to be recorded at fair value, would have been different. The Company adopted ASU 2023-08 in the current year as of January 1, 2024, and recorded a cumulative-effect adjustment to increase the opening balance of retained earnings by $99,292; but including the impact of correcting this error, the cumulative-effect adjustment to retained earnings would have increased by $192,237. The Company’s adoption of ASU 2023-08 in the current year, however, corrected the cumulative balance sheet impact of this error. For this reason, there is no adjustment to be recorded during the third quarter of 2024. Additionally, given the immaterial nature of this error (quantitatively and qualitatively) for all current year and prior year periods, the Company has not corrected this immaterial prior-period error in the current year presentation of comparative financial statements. Further information regarding the Company’s corrected revenue recognition policy is described below.”

Attached as Exhibit A to this response is the Company’s SAB 99 materiality analysis, which has been updated to reflect the aforementioned conclusion that correcting the current year impact of this error results in a $0 adjustment to net loss for all quarterly periods in 2024. Without the adoption of ASU 2023-08 as of January 1, 2024, the cumulative impact of correcting this error in the current year for the three and nine months ended September 30, 2024, would have been an increase to net loss of $192,237 – or less than 1% of the Company’s reported net loss for the same periods. Otherwise, the Company’s conclusion in our SAB 99 materiality analysis remains the same: Changing our revenue recognition would be neither quantitatively nor qualitatively material to our historical financial statements for the year ended December 31, 2023, and the six months ended June 30, 2024, and all quarterly periods therein.

2.	Please tell us how you determined the corrected ASC 606 transaction price for each hosting contract. Where helpful to an understanding, include specific citation(s) to ASC 606.

RESPONSE: The consideration of the Company’s hosting contracts is comprised of (i) the variable cost-of-power fee, denominated in cash, and (ii) a portion of the Bitcoin mined by the customers’ Bitcoin mining machines that the Company hosts, denominated in Bitcoin. The promised amount of consideration does not include a significant financing component and, therefore, is not adjusted for the effects of the time value of money in determining the transaction price.

(i)
The variable cost-of-power fee is directly tied to the energy used by the hosted Bitcoin mining machines and calculated as 50% of the energy used by the Bitcoin mining machines multiplied by a formulaically derived rate. This rate is calculated by dividing (1) all fuel costs, operations and maintenance expenses, general and administrative expenses, and financing charges incurred (subject to certain adjustments), multiped by 110%, by (2) the total number of megawatt hours generated and purchased from the grid to supply the data center. All estimates associated with the variable cost-of-power consideration are fully constrained. In accordance with ASC 606-10-32-11, the Company only includes the variable cost-of-power consideration in the transaction price to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Therefore, each quarterly reporting period when the uncertainty is resolved, the Company includes in the transaction price the actual amount of the variable cost-of-power-fee and, at that point, per ASC 606-10-32-14, reassesses the estimated transaction price to determine whether an estimate of the variable consideration over the remaining two-year contract term is fully constrained.

2

(ii)
The Company’s portion of the Bitcoin mined by the customers’ Bitcoin mining machines that the Company hosts, or 50%, is also variable but in the form of noncash (Bitcoin) consideration. All estimates associated with the Company’s portion of the variable Bitcoin mined by the customers’ hosted Bitcoin mining machines are fully constrained. ASC 606-10-32-21 requires an entity to measure noncash consideration using the estimated fair value of the consideration at contract inception. The Company has two hosting contracts with customers that are currently in operation, for which the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception was approximately $23,000 (as of February 6, 2023) and $30,000 (as of April 27, 2023). In accordance with ASC 606-10-32-11, the Company only includes the variable noncash (Bitcoin) consideration in the transaction price to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Therefore, each quarterly reporting period when the uncertainty is resolved, the Company includes in the transaction price the noncash (Bitcoin) consideration equal to the product of (1) the Company’s portion of the Bitcoin mined by the customers’ hosted Bitcoin mining machines during the reporting period, and (2) the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception. At the end of each quarterly reporting period, per ASC 606-10-32-14, the Company also reassesses the estimated transaction price to determine whether an estimate of the variable consideration over the remaining two-year contract term is fully constrained. Consistent with ASC 606-10-32-23, subsequent changes in the fair value of such noncash consideration that are due to the form of the consideration (i.e., fluctuations in the value of Bitcoin) are excluded from the transaction price.

3.	Please revise your proposed cryptocurrency hosting revenue accounting policy to address the following points:

•	Reorganize your disclosure to separately describe the promises, the performance obligation, the consideration, the transaction price, and your timing of recognition, including contract duration.

RESPONSE: In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested. Please see our corrected revenue recognition policy disclosure below.

•
The statement that hosting services consist of electrical power and internet access appears to be inaccurate. For example, in your May 6, 2024 response letter, you indicated that Stronghold promises to unload, install, provision, maintain and operate customer-controlled bitcoin mining machines located at your premises, including the provision of electrical power, internet access, racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots for such mining machines.

RESPONSE: In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested, to expand upon the list of hosting services that the Company promises to provide to its hosting customers. Please see our corrected revenue recognition policy disclosure below.

3

•
State your May 6, 2024 conclusion that each such promise is not separately identifiable from the other promises in the contract and therefore represents a single performance obligation to provide an integrated hosting service.

RESPONSE: In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested, to state that each of promised hosting services is not separately identifiable from the other promised hosting services in the Company’s hosting contracts and, therefore, represents a single performance obligation to provide an integrated hosting service to the Company’s hosting customers. Please see our corrected revenue recognition policy disclosure below.

•
Consolidate the various statements about consideration into a single, cohesive disclosure. For example, remove the statement from the first paragraph that indicates the consideration for such integrated hosting service is limited to a stated amount per MWh; remove the reference to “earned” in the description of consideration so as to avoid confusion with your disclosure about recognition; and clarify that the statement “the Company’s portion of the Bitcoin mined” means that you are entitled to a portion of the Bitcoin mined by your customers’ mining machines that you host.

RESPONSE: In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested. Please see our corrected revenue recognition policy disclosure below.

•
Clarify what the transaction price is and how you determined it (see e.g., ASC 606-10-32-8). Include the disclosure required by ASC 606-10-50-20. Also, revise the statement that, “The Company recognizes cryptocurrency hosting revenue to the extent that a significant reversal of such revenue will not occur,” to be consistent with the requirements of ASC 606-10-32-11 through 32-13, and clarify whether you are applying the constraint.

RESPONSE: In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested. Please see our corrected revenue recognition policy disclosure below.

•
Clarify your method for measuring progress toward complete satisfaction of your performance obligation (see e.g., ASC 606-10-25-31 to 25-37). Also, make the disclosure required by ASC 606-10-50-18. In your response, tell us whether you use the practical expedient in ASC 606-10-55-18 to measure progress towards satisfying your performance obligation, and if so, explain to us why you believe that practical expedient applies.

RESPONSE: In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested. The Company notes that the practical expedient under ASC 606-10-55-18 applies to our hosting contracts because the amount invoiced for the Company’s performance of its integrated hosting service reasonably represents the value to the customer of the Company’s performance completed to date. For instance, the variable cost-of-power fee is dependent upon the energy used by the hosted Bitcoin mining machines, in addition to the real-time market price of electricity – both of which are reflected in the amounts billed to the hosting customer each period. As such, the amounts billed each reporting period reasonably reflect the price and quantities of the integrated hosting service provided for the period. Similarly, the number of Bitcoin awards mined by the hosted Bitcoin mining machines corresponds directly with the Company’s performance of its integrated hosting service to date. For example, any pause in the Company’s performance of its integrated hosting service would result in a lower number of Bitcoin awards mined by the hosted Bitcoin mining machines. This factor is another indicator that the amounts billed each reporting period are reasonably consistent with the value to the customer of the Company’s performance completed to date.

4

Please see our corrected revenue recognition policy disclosure below.

•
State, if true, that the contracts have a two-year term, neither the Company nor the customer can cancel or terminate the hosting agreements without penalty before the two-year term elapses, and therefore you have concluded that the accounting duration of the contract is two years.

RESPONSE: In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested. Please see our corrected revenue recognition policy disclosure below.

•
Describe the renewal options and clarify in disclosure and for us whether they are material rights. For example, the consideration is not limited to a stated amount per MWh, but also includes a portion of bitcoin mined by your customers’ mining machines.

RESPONSE: In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested. The Company notes that the renewal options do not provide a material right to the hosting customers because the price charged for the Company’s integrated hosting service approximates the standalone selling price in total. The standalone selling price is comprised of the variable cost-of-power fee, which includes a 10% markup, and shared Bitcoin mining economics that together represent market level pricing for such integrated hosting services.

Please see our corrected revenue recognition policy disclosure below.

•	Make the disclosure required by ASC 606-10-50-8, 50-13, 50-17 and 50-18.

RESPONSE: In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested, to ensure that our revenue recognition policy disclosure addresses the requirements of ASC 606-10-50-8, 50-13, 50-17, and 50-18. Please see our corrected revenue recognition policy disclosure below.

As noted above, the Company will disclose the correction of an error in its revenue recognition policy specific to cryptocurrency hosting revenues in our Form 10-Q for the quarterly period ended September 30, 2024, as follows:

“The following disclosure represents the Company’s corrected revenue recognition policy specific to its cryptocurrency hosting revenues. Except for the updates noted below, refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, for a detailed discussion of the Company’s significant accounting policies.

5

Cryptocurrency Hosting Revenue

The Company has entered into customer hosting contracts whereby the Company promises to unload, install, provision, maintain, and operate the hosted Bitcoin mining machines located at the Company’s premises, which includes hosting services comprised of electrical power, internet access, racking infrastructure, general maintenance and operations as instructed in writing by the customer, ambient cooling, and miner reboots. Each of these promises is not separately identifiable from the other promises in the Company’s hosting contracts and, therefore, represents a single performance obligation to provide an integrated hosting service.

The Company has two customer hosting contracts that are currently in operation for initial terms of 24 months ending December 31, 2024, and April 30, 2025, that automatically renew for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term. Neither the Company nor the customers can cancel or terminate the hosting agreements without penalty before the initial terms of 24 months elapse. Therefore, the accounting duration of the hosting contracts is two years.

The Company has determined the renewal options do not provide a material right to the hosting customers because the price charged for the Company’s integrated hosting service approximates the standalone selling price in total. Because each contract’s renewal option does not provide a material right to the hosting customers, the Company has concluded that the renewal option is not a performance obligation that requires an allocation of the transaction price. Therefore, the Company will recognize revenue for the integrated hosting service to be provided during the additional one-year renewal periods only if and when the Company provides those services.

The consideration of the Company’s hosting contracts is comprised of (i) the variable cost-of-power fee, denominated in cash, and (ii) a portion of the Bitcoin mined by the customers’ Bitcoin mining machines that the Company hosts, denominated in Bitcoin. The promised amount of consideration does not include a significant financing component and, therefore, is not adjusted for the effects of the time value of money in determining the transaction price.

(i)
The variable cost-of-power fee is directly tied to the energy used by the hosted Bitcoin mining machines and calculated as 50% of the energy used by the Bitcoin mining machines multiplied by a formulaically derived rate. This rate is calculated by dividing (1) all fuel costs, operations and maintenance expenses, general and administrative expenses, and financing charges incurred (subject to certain adjustments), multiped by 110%, by (2) the total number of megawatt hours generated and purchased from the grid to supply the data center. All estimates associated with the variable cost-of-power consideration are fully constrained. The Company only includes the variable cost-of-power consideration in the transaction price to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Therefore, each quarterly reporting period when the uncertainty is resolved, the Company includes in the transaction price the actual amount of the variable cost-of-power-fee and, at that point, reassesses the estimated transaction price to determine whether an estimate of the variable consideration over the remaining two-year contract term is fully constrained.

(ii)
The Company’s portion of the Bitcoin mined by the customers’ Bitcoin mining machines that the Company hosts, or 50%, is also variable but in the form of noncash (Bitcoin) consideration. All estimates associated with the Company’s portion of the variable Bitcoin mined by the customers’ hosted Bitcoin mining machines are fully constrained. ASC 606 which requires an entity to measure noncash consideration using the estimated fair value of the consideration at contract inception. The Company has two hosting contracts with customers that are currently in operation, for which the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception was approximately $23,000 and $30,000. The Company only includes the variable noncash (Bitcoin) consideration in the transaction price to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Therefore, each quarterly reporting period when the uncertainty is resolved, the Company includes in the transaction price the noncash (Bitcoin) consideration equal to the product of (1) the Company’s portion of the Bitcoin mined by the customers’ hosted Bitcoin mining machines during the reporting period, and (2) the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception. At the end of each quarterly reporting period, the Company also reassesses the estimated transaction price to determine whether an estimate of the variable consideration over the remaining two-year contract term is fully constrained. Subsequent changes in the fair value of such noncash consideration that are due to the form of the consideration (i.e., fluctuations in the value of Bitcoin) are excluded from the transaction price.

6

Because there is only one performance obligation – to provide an integrated hosting service to the Company’s hosting customers – all of the transaction price described above is allocated to the single performance obligation for revenue recognition purposes.

The Company recognizes revenue for the transaction price over time as the Company satisfies its performance obligation to provide an integrated hosting service. Throughout the two-year term of the hosting contracts, the hosting customers simultaneously receive and consume the benefits provided by the Company’s performance of its integrated hosting service. The Company has a right to consideration from its hosting customers in amounts that correspond directly with the value to the customer of the Company’s performance completed to date. Therefore, the Company has adopted the practical expedient under ASC 606-10-55-18 which permits an entity to recognize revenue in the amount to which the entity has a right to invoice. The amount to which the Company has a right to invoice, and therefore recognize revenue, includes the actual cost-of-power and Bitcoin mining components of the transaction price that are updated each quarterly reporting period. For the three and nine months ended September 30, 2024, the Company recognized cryptocurrency hosting revenues of $1,266,097 and $4,399,662, respectively, for the cost-of-power component of the transaction price, and $645,513 and $6,793,775, respectively, for the Company’s portion of Bitcoin mined by the customer’s hosted Bitcoin mining machines.

Advance payments and customer deposits are recorded as contract liabilities, within other noncurrent liabilities or accrued liabilities as applicable, in the consolidated balance sheet. As of September 30, 2024, and December 31, 2023, the Company had contract liability balances of approximately $0.3 million and $0.2 million, respectively, associated with its two customer hosting contracts that are currently in operation. For the three and nine months ended September 30, 2024, the Company recognized cryptocurrency hosting revenues of approximately $0.4 million and $0.2 million, respectively, that were included in contract liabilities at the beginning of each respective period. The Company had no accounts receivable balances as of September 30, 2024, and December 31, 2023, associated with its two customer hosting contracts that are currently in operation.”

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer

7

Exhibit A

Revenue Recognition Policy Materiality Assessment
Technical Memorandum

Purpose and Background:

The purpose of this memo is to evaluate and assess the materiality of an error in Stronghold Digital Mining, Inc.’s (“Stronghold” or the “Company”) revenue recognition policy, following a review by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) which resulted in the Commission concluding on September 19, 2024, that it disagreed with the Company’s conclusion that Stronghold is the principal in the performance of hash calculation services using hosted mining machines. Although the Staff did not provide specific reasons for its disagreement, the Company understands the principal versus agent guidance detailed in ASC 606-10-55 (and ASC 606-10-55-37A in particular) is highly subjective and dependent upon specific facts and circumstances.

During the Company’s discussion with the Commission on September 19, 2024, the Staff noted that, because of its disagreement with the Company, it expects Stronghold to correct the error in its revenue recognition policy for the Company’s hosting contracts, in accordance with ASC 606-10-32-21 through 24, to measure the noncash consideration (i.e., Bitcoin) using the estimated fair value of the consideration at contract inception and exclude any subsequent changes in the fair value of the noncash consideration from the transaction price. As such, the Company will no longer measure the noncash consideration associated with its Bitcoin mining activities each day, as each Bitcoin was awarded, which was previously consistent with the Company’s accounting treatment for all cryptocurrency mining revenues (i.e., via self-mining or hosting). The Company will correct the error in its revenue recognition policy in accordance with U.S. GAAP to, instead, measure the estimated fair value of the Bitcoin awards received via hosting contracts using the quoted price of Bitcoin in the Company’s principal market at the time of contract inception and hold that Bitcoin price constant throughout the term of the hosting contracts to determine the transaction price for revenue recognition. Refer to the Company’s corrected revenue recognition policy disclosure below for further information.

The following memo evaluates the materiality of this error from both quantitative and qualitative perspectives for the year ended December 31, 2023, and all quarterly periods therein, and for the six months ended June 30, 2024, and all current year quarterly periods.

Authoritative guidance:

•	ASC 606, Revenue from Contracts with Customers
•	EY FRD: ASC 250, Accounting changes and error corrections, Revised April 2024
•	FASB Statement of Financial Accounting Concepts No. 8, Chapter 3, Qualitative Characteristics of Useful Financial Information
•	Securities and Exchange Commission (17 CFR Part 211) – Staff Accounting Bulletin No. 99

Accounting Standard Codification (ASC) 606, Revenue from Contracts with Customers

ASC 606-10-32-21 – To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).

ASC 606-10-32-22 – If an entity cannot reasonably estimate the fair value of the noncash consideration, the entity shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration.

ASC 606-10-32-23 – The fair value of the noncash consideration may vary after contract inception because of the form of the consideration (for example, a change in the price of a share to which an entity is entitled to receive from a customer). Changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration are not included in the transaction price. If the fair value of the noncash consideration promised by a customer varies for reasons other than the form of the consideration (for example, the exercise price of a share option changes because of the entity's performance), an entity shall apply the guidance on variable consideration in paragraphs 606-10-32-5 through 32-14. If the fair value of the noncash consideration varies because of the form of the consideration and for reasons other than the form of the consideration, an entity shall apply the guidance in paragraphs 606-10-32-5 through 32-14 on variable consideration only to the variability resulting from reasons other than the form of the consideration.

ASC 606-10-32-24 – If a customer contributes goods or services (for example, materials, equipment, or labor) to facilitate an entity's fulfillment of the contract, the entity shall assess whether it obtains control of those contributed goods or services. If so, the entity shall account for the contributed goods or services as noncash consideration received from the customer.

Stronghold Analysis: During the third quarter of 2024, the Company corrected an error in its revenue recognition policy to be consistent with U.S. GAAP, which requires an entity to measure noncash consideration using the estimated fair value of the consideration at contract inception. Instead of measuring the noncash (Bitcoin) consideration at the time of each hosting contract’s inception, the Company has measured the noncash (Bitcoin) consideration in prior periods on a daily basis, as each Bitcoin was awarded. The Company has two hosting contracts with customers that are currently in operation, for which the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception was approximately $23,000 and $30,000.

The Company’s hosting contract with Foundry has an initial term of 24 months ending December 31, 2024, that automatically renews for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term. The Company’s hosting contract with Foundry began on February 6, 2023, when all parties approved the hosting contract in writing, thus creating enforceable rights and obligations to bind the parties to perform their respective obligations. The quoted price of Bitcoin in the Company’s principal market at the time of contract inception was approximately $23,000.

The Company’s hosting contract with Canaan has an initial term of 24 months ending April 30, 2025, that automatically renews for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term. The Company’s hosting contract with Canaan began on April 27, 2023, when all parties approved the hosting contract in writing, thus creating enforceable rights and obligations to bind the parties to perform their respective obligations. The quoted price of Bitcoin in the Company’s principal market at the time of contract inception was approximately $30,000.

The below table shows the quarterly impacts of correcting the error in the Company’s revenue recognition policy to be consistent with U.S. GAAP.

Quarterly Impacts of Correcting the Error

	Q1 2023		Q2 2023		Q3 2023		Q4 2023		Full Year 2023
	$ Inc (Dec) in Earnings	% Impact	$ Inc (Dec) in Earnings	% Impact	$ Inc (Dec) in Earnings	% Impact	$ Inc (Dec) in Earnings	% Impact	$ Inc (Dec) in Earnings	% Impact

Total Revenues	$(108,860)	-0.6%	$(246,662)	-1.4%	$(108,010)	-0.6%	$(846,042)	-3.9%	$(1,309,574)	-1.7%
Total Operating Expenses	$98,709	0.3%	$222,411	0.7%	$145,526	0.4%	$650,691	1.9%	$1,117,337	0.8%
Net Operating Loss	$(10,151)	-0.1%	$(24,251)	-0.2%	$37,516	0.2%	$(195,351)	-1.6%	$(192,237)	-0.3%
Net Loss	$(10,151)	0.0%	$(24,251)	-0.2%	$37,516	0.2%	$(195,351)	-0.9%	$(192,237)	-0.2%

	Q1 2024		Q2 2024						Year-To-Date 2024
	$ Inc (Dec) in Earnings	% Impact	$ Inc (Dec) in Earnings	% Impact					$ Inc (Dec) in Earnings	% Impact

Total Revenues	$(1,836,419)	-6.7%	$(1,308,584)	-6.8%					$(3,145,003)	-6.7%
Total Operating Expenses	$1,836,419	5.9%	$1,308,584	3.5%					$3,145,003	4.6%
Net Operating Loss	$-	0.0%	$-	0.0%					$-	0.0%
Net Loss	$-	0.0%	$-	0.0%					$-	0.0%

As a result of correcting this error, the impact to the Company’s reported net loss for the year ended December 31, 2023, would be an increase of approximately $0.2 million, or 0.2%, respectively. For the six months ended June 30, 2024, there would be no impact to the Company’s reported net loss (and all quarterly periods in 2024). Quantitative and qualitative analysis of the materiality considerations for such an error correction are detailed below in this memo.

EY Financial Reporting Developments (FRD) ASC 250, Accounting changes and error corrections, Revised April 2024

Once an error is identified, a company must assess the appropriate means to account for the correction of that error. A decision whether that correction should be reflected in a restatement of prior financial statements and how to reflect that restatement or if the error correction can be recognized in the current period financial statements is based on the materiality of the error to the current period and prior period(s) financial statements.

There are three primary considerations upon discovery of a potential error:

1.	Determining whether an error exists (instead of an acceptable reclassification, change in estimate or change in accounting principle)
2.	Assessing the materiality of an error (also includes internal control considerations)
3.	Reporting an error in previously issued financial statements

Per ASC 250-10-20, an error in previously issued financial statements is defined as “[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.”

Materiality Considerations for Correction of an Error
ASC 250-10-50-12 – In considering materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.

For all identified errors, entities need to determine in which annual period or periods the error occurred. A materiality analysis should be performed for each historical annual period affected. Materiality is a key consideration in financial reporting. However, the FASB Codification provides limited guidance on assessing the materiality of financial statement errors but states “… for the purposes of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.”

Stronghold Analysis: The Company’s corrected revenue recognition policy considered herein would have impacted the Company’s results of operations for the year ended December 31, 2023, including all quarterly periods, and for the six months ended June 30, 2024, and all current year quarterly periods.

The below tables show the trends of total revenues, total operating expenses, net operating loss, and net loss – ‘As Reported’ and ‘As Corrected.’ As shown below, correcting the error in the Company’s revenue recognition policy does not have a meaningful impact on the trend of earnings (or any financial statement line items) for the year ended December 31, 2023, including all quarterly periods therein, and for all quarterly periods during the six months ended June 30, 2024.

For the year ended December 31, 2023, the impact of correcting the error in the Company’s revenue recognition policy is a decrease in total revenues of approximately $1.3 million, or 1.7%. Total revenues are not impacted by more than 1.4% during any of the quarterly periods during 2023, except for the fourth quarter of 2023, which would have decreased by approximately $0.8 million, or 3.9%.

For the six months ended June 30, 2024, the impact of correcting the error in the Company’s revenue recognition policy is a decrease in total revenues of approximately $3.1 million, or 6.7%. For the current year quarterly periods, total revenues decrease by approximately $1.8 million, or 6.7%, and approximately $1.3 million, or 6.8%, respectively, for the three months ended March 31, 2024, and June 30, 2024.

As shown in the line graph above, the dotted linear trend of steady revenue growth from Q1 2023 through Q2 2024 remains consistent regardless of whether the error in the Company’s revenue recognition policy is corrected in each of the relevant historical periods.

Similarly, the impact of correcting the error in the Company’s revenue recognition policy is an offsetting decrease in total operating expenses that closely approximates the decreases in total revenues noted above for all quarterly periods in 2023.

For all quarterly periods in 2024, because of the Company’s adoption of ASU 2023-08 in the current year – which requires crypto assets to be recorded at fair value and, therefore, corrected the cumulative balance sheet impact of this error – there is no adjustment to be recorded during the third quarter of 2024. In other words, the decreases in cryptocurrency hosting revenues due to correcting this error impacts the “cost basis” or carrying value of Bitcoin mined through hosted Bitcoin mining machines. Regardless of the “cost basis” or carrying value of these Bitcoin awards when they are earned, ASU 2023-08 requires crypto assets to be written up or down to fair value via unrealized gains or losses recorded directly to the income statement. The revenue impact described above is, therefore, 100% offset by increases to realized gains on sale of digital currencies and unrealized gains on digital currencies.

The end result is no impact to net loss for the three and six months ended June 30, 2024, and an immaterial impact to net loss for 2023 that does not exceed approximately $0.2 million (or less than 1%) for any individual quarter therein. This immaterial result is further supported by the following two graphs which show no discernible difference between the linear earnings trends of net operating loss and net loss for all quarterly periods from Q1 2023 through Q2 2024.

SDIG Trend: Net Loss
Millions
$10.0
$-
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Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
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$(46.7)
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$(11.7)
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$(22.3)
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$5.8
$5.8
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Net Loss - As Reported
Net Loss - As Corrected
Linear (Net Loss - As Reported)
Linear (Net Loss - As Corrected)

FASB Statement of Financial Accounting Concepts No. 8, Chapter 3, Qualitative Characteristics of Useful Financial Information.

The FASB Statement of Concepts No.8 (CON 8) (non-authoritative) also discusses materiality and provides some insight as to the lack of prescriptive materiality guidance and the use of judgment when assessing materiality.

It states, in part: “Relevance and materiality are defined by what influences or makes a difference to an investor or other decision maker; however, the two concepts can be distinguished from each other. Relevance is a general notion about what type of information is useful to investors. Materiality is entity specific. The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Stronghold Analysis: Based on the quantitative analysis and graphs presented above, the magnitude of correcting the error in the Company’s revenue recognition policy is clearly immaterial, such that it is not probable that the judgment of a reasonable person relying upon the Company’s financial statements would have been changed or influenced by the inclusion or correction of the item.

The Company has consistently applied its revenue recognition policy for all Bitcoin mining activities (i.e., self-mining and hosting) throughout all historical periods. As previously disclosed, it is the Company’s general strategy to convert its Bitcoin awards nearly immediately into cash (usually within a few days or a week from the time the Company receives or earns the Bitcoin awards). As such, it is the Company’s belief that any reasonable person or investor relying upon the Company’s financial statements would not conclude that measuring all Bitcoin awards at the time of each hosting contract’s inception accurately reflects the true economics of the Company’s Bitcoin hosted mining activities. This U.S. GAAP methodology may, in fact, confuse a reasonable person or investor relying upon the Company’s financial statements because, despite the same Bitcoin mining economics, Bitcoin awards earned via self-mining and hosting on the same day result in different revenue values. This accounting anomaly is the result of Bitcoin being strictly interpreted as noncash consideration under U.S. GAAP; however, in reality Bitcoin is highly liquid, as evidenced by the Company’s periodic use of Bitcoin awards to fund its ongoing operations.

SECURITIES AND EXCHANGE COMMISSION (17 CFR Part 211) - Staff Accounting Bulletin No. 99 - TOPIC 1: FINANCIAL STATEMENTS
M. Materiality
1. Assessing Materiality
The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a "rule of thumb" as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is – a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered "qualitative" factors in various contexts.

The FASB has long emphasized that materiality cannot be reduced to a numerical formula. In its Concepts Statement No. 8, the FASB noted that some had urged it to promulgate quantitative materiality guides for use in a variety of situations. The FASB rejected such an approach as representing only a "minority view," stating – The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board's present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.

The FASB noted that, in certain limited circumstances, the Commission and other authoritative bodies had issued quantitative materiality guidance, citing as examples guidelines ranging from one to ten percent with respect to a variety of disclosures. And it took account of contradictory studies, one showing a lack of uniformity among auditors on materiality judgments, and another suggesting widespread use of a "rule of thumb" of five to ten percent of net income. The FASB also considered whether an evaluation of materiality could be based solely on anticipating the market's reaction to accounting information.

The FASB rejected a formulaic approach to discharging "the onerous duty of making materiality decisions” in favor of an approach that takes into account all the relevant considerations. In so doing, it made clear that – Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.

Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature:

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor's attention could have a material effect on the financial statements. Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Stronghold Analysis: Not applicable. The Company is fully aware of the ASC 606-10-32-21 through 24 guidance regarding the measurement of noncash consideration; however, the Company did not believe the guidance was applicable, based on specific facts and circumstances, and therefore applying this guidance to the Company’s hosted Bitcoin awards did not best reflect the core principle of the revenue standard (ASC 606-10-05-3) for reasons stated in its previous response to the Staff dated May 6, 2024.

•	whether the misstatement masks a change in earnings or other trends

Stronghold Analysis: As documented above, there is no meaningful impact to the linear trends of revenues, operating expenses, and earnings during each quarterly period as a result of correcting the error in the Company’s revenue recognition policy. Furthermore, the Company has consistently applied its revenue recognition policy for all Bitcoin mining activities (i.e., self-mining and hosting) throughout all historical periods.

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

Stronghold Analysis: The correction of this error in the Company’s revenue recognition policy had no impact on the Company’s success or failure in meeting analysts’ consensus expectations for the Company during the relevant historical periods. The Company has not yet established a strongly predictive ‘Quality of Earnings’ due to industry volatility and operational changes, which significantly overshadow this immaterial correction of an error associated with the Company’s revenue recognition policy.

•	whether the misstatement changes a loss into income or vice versa

Stronghold Analysis: Correcting this error in the Company’s revenue recognition policy does not change the Company’s earnings for any quarterly period in 2023 or 2024 from a loss into income or vice versa.

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

Stronghold Analysis: This correction of this error in the Company’s revenue recognition policy impacts the Company’s Cryptocurrency Operations segment only. Although this segment represents a significant part of Stronghold’s operations, the Company is a diversified business with a separate Energy Operations segment that also contributes significantly to Stronghold’s overall operations and earnings potential.

•	whether the misstatement affects the registrant's compliance with regulatory requirements

Stronghold Analysis: Correcting this error in the Company’s revenue recognition policy does not impact the Company’s compliance with regulatory requirements.

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

Stronghold Analysis: There are no such covenants or contractual requirements that currently impact Stronghold or will impact the Company as a result of correcting this error in the Company’s revenue recognition policy.

•	whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Stronghold Analysis: As noted above, net operating loss and net loss were impacted by immaterial amounts for all quarterly periods in 2023 and not impacted at all in 2024; therefore, the correction of this error in the Company’s revenue recognition policy had no impact on incentive compensation during any measurement period. Furthermore, incentive compensation for management is not based on revenues, operating expenses, or earnings presented in our publicly-filed financial statements.

•	whether the misstatement involves concealment of an unlawful transaction.

Stronghold Analysis: There has been no concealment of an unlawful transaction. The Company is fully aware of the ASC 606-10-32-21 through 24 guidance regarding the measurement of noncash consideration; however, the Company did not believe the guidance was applicable, based on specific facts and circumstances, and therefore applying this guidance to the Company’s hosted Bitcoin awards did not best reflect the core principle of the revenue standard (ASC 606-10-05-3) for reasons stated in its previous response to the Staff dated May 6, 2024. Furthermore, the Company has consistently applied its revenue recognition policy for all Bitcoin mining activities (i.e., self-mining and hosting) throughout all historical periods.

For the reasons noted above, the staff believes that a registrant and the auditors of its financial statements should not assume that even small intentional misstatements in financial statements, for example those pursuant to actions to "manage" earnings, are immaterial. While the intent of management does not render a misstatement material, it may provide significant evidence of materiality. The evidence may be particularly compelling where management has intentionally misstated items in the financial statements to "manage" reported earnings. In that instance, it presumably has done so believing that the resulting amounts and trends would be significant to users of the registrant's financial statements. The staff believes that investors generally would regard as significant a management practice to over- or under-state earnings up to an amount just short of a percentage threshold in order to "manage" earnings. Investors presumably also would regard as significant an accounting practice that, in essence, rendered all earnings figures subject to a management-directed margin of misstatement.

As discussed above, under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered "qualitative" factors in various contexts.

Management’s Quantitative and Qualitative Assessment Conclusion:

In light of all the surrounding circumstances and the quantitative and qualitative assessment discussed above, the Company concludes that correcting the error in its revenue recognition policy is not material to any quarterly or annual period in 2023 and 2024. Correcting this error in the Company’s revenue recognition policy to be consistent with U.S. GAAP would be neither quantitatively nor qualitatively material to its historical financial statements for the year ended December 31, 2023, and the six months ended June 30, 2024, and all quarterly periods therein. Additionally, the Company evaluated its internal controls and determined the existing controls remain sufficient to prevent the financial statements from being materially misstated. This correction of an error in the Company’s revenue recognition policy came about because the Staff disagreed with the Company’s evaluation of the accounting guidance per ASC 606-10-32-21 through 24 and how it applies to the Company’s Bitcoin awards. Because of specific facts and circumstances outlined in the Company’s previous response to the Staff dated May 6, 2024, the Company consistently applied its revenue recognition policy for all Bitcoin mining activities (i.e., self-mining and hosting) throughout all historical periods. As such, there is no gap in the Company’s internal control framework to further evaluate as a result of this correction to its revenue recognition policy specific to cryptocurrency hosting revenues.

The Company’s correction of an error in its revenue recognition policy requires no restatement of previously issued financial statements because, as detailed above, such a correction to its historical revenue recognition policy results in a clearly immaterial impact to net loss for 2023 that does not exceed approximately $0.2 million (or less than 1%) for any individual quarterly period therein. Furthermore, if the Company had corrected the error in its revenue recognition policy for the 2023 and 2024 historical periods, there would have been no discernible difference in the Company’s linear earnings trends for all quarterly periods from Q1 2023 to Q2 2024. For these reasons and other quantitative and qualitative considerations detailed above, it is the Company’s belief that the judgment of a reasonable person or investor relying upon the Company’s financial statements would not have been changed or influenced by correcting such an error in our revenue recognition policy

Note: The Company will add the following disclosure to our Form 10-Q for the quarterly period ended September 30, 2024, to address how the Company evaluated this error and how the Company will correct the error in accordance with all applicable guidance:

“During the third quarter of 2024, the Company corrected an error in its revenue recognition policy to be consistent with U.S. GAAP, which requires an entity to measure noncash consideration using the estimated fair value of the consideration at contract inception. Instead of measuring the noncash (Bitcoin) consideration at the time of each hosting contract’s inception, the Company has measured the noncash (Bitcoin) consideration in prior periods on a daily basis, as each Bitcoin was awarded. The Company has two hosting contracts with customers that are currently in operation, for which the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception was approximately $23,000 and $30,000. The resulting impact of correcting the error in the Company’s revenue recognition policy to be consistent with U.S. GAAP is reflected in the Company’s consolidated statement of operations for the third quarter of 2024.

In accordance with the Accounting Standards Codification (“ASC”) Topic 250, Accounting Changes and Error Corrections, the Company evaluated the materiality of this error on the consolidated financial statements as of and for the year ended December 31, 2023, and the unaudited consolidated financial statements as of and for the quarters and year-to-date periods ended March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, and June 30, 2024. The Company determined that this error did not result in a material misstatement (quantitatively or qualitatively) to the Company’s financial condition, results of operations, or liquidity for any of the current year or prior year periods.

The cumulative impact of correcting this error in the current year for the three and nine months ended September 30, 2024 – using the approaches described in Staff Accounting Bulletin No. 108 – results in a $0 adjustment to net loss for those periods. There is also no impact to the consolidated balance sheet as of September 30, 2024, and no change to net cash flows provided by operating activities for the nine months ended September 30, 2024.

The Company notes that, had it corrected this error in the prior year as of December 31, 2023, its adoption of the Financial Accounting Standards Board ("FASB") ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60), which requires crypto assets to be recorded at fair value, would have been different. The Company adopted ASU 2023-08 in the current year as of January 1, 2024, and recorded a cumulative-effect adjustment to increase the opening balance of retained earnings by $99,292; but including the impact of correcting this error, the cumulative-effect adjustment to retained earnings would have increased by $192,237. The Company’s adoption of ASU 2023-08 in the current year, however, corrected the cumulative balance sheet impact of this error. For this reason, there is no adjustment to be recorded during the third quarter of 2024. Additionally, given the immaterial nature of this error (quantitatively and qualitatively) for all current year and prior year periods, the Company has not corrected this immaterial prior-period error in the current year presentation of comparative financial statements. Further information regarding the Company’s corrected revenue recognition policy is described below.”

Note: Additionally, the Company will disclose the correction of an error in its revenue recognition policy specific to cryptocurrency hosting revenues in our Form 10-Q for the quarterly period ended September 30, 2024, as follows:

“The following disclosure represents the Company’s corrected revenue recognition policy specific to its cryptocurrency hosting revenues. Except for the updates noted below, refer to the Company’s Annual Report on

Form 10-K for the year ended December 31, 2023, for a detailed discussion of the Company’s significant accounting policies.

Cryptocurrency Hosting Revenue

The Company has entered into customer hosting contracts whereby the Company promises to unload, install, provision, maintain, and operate the hosted Bitcoin mining machines located at the Company’s premises, which includes hosting services comprised of electrical power, internet access, racking infrastructure, general maintenance and operations as instructed in writing by the customer, ambient cooling, and miner reboots. Each of these promises is not separately identifiable from the other promises in the Company’s hosting contracts and, therefore, represents a single performance obligation to provide an integrated hosting service.

The Company has two customer hosting contracts that are currently in operation for initial terms of 24 months ending December 31, 2024, and April 30, 2025, that automatically renew for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term. Neither the Company nor the customers can cancel or terminate the hosting agreements without penalty before the initial terms of 24 months elapse. Therefore, the accounting duration of the hosting contracts is two years.

The Company has determined the renewal options do not provide a material right to the hosting customers because the price charged for the Company’s integrated hosting service approximates the standalone selling price in total. Because each contract’s renewal option does not provide a material right to the hosting customers, the Company has concluded that the renewal option is not a performance obligation that requires an allocation of the transaction price. Therefore, the Company will recognize revenue for the integrated hosting service to be provided during the additional one-year renewal periods only if and when the Company provides those services.

The consideration of the Company’s hosting contracts is comprised of (i) the variable cost-of-power fee, denominated in cash, and (ii) a portion of the Bitcoin mined by the customers’ Bitcoin mining machines that the Company hosts, denominated in Bitcoin. The promised amount of consideration does not include a significant financing component and, therefore, is not adjusted for the effects of the time value of money in determining the transaction price.

(i)
The variable cost-of-power fee is directly tied to the energy used by the hosted Bitcoin mining machines and calculated as 50% of the energy used by the Bitcoin mining machines multiplied by a formulaically derived rate. This rate is calculated by dividing (1) all fuel costs, operations and maintenance expenses, general and administrative expenses, and financing charges incurred (subject to certain adjustments), multiped by 110%, by (2) the total number of megawatt hours generated and purchased from the grid to supply the data center. All estimates associated with the variable cost-of-power consideration are fully constrained. The Company only includes the variable cost-of-power consideration in the transaction price to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Therefore, each quarterly reporting period when the uncertainty is resolved, the Company includes in the transaction price the actual amount of the variable cost-of-power-fee and, at that point, reassesses the estimated transaction price to determine whether an estimate of the variable consideration over the remaining two-year contract term is fully constrained.

(ii)
The Company’s portion of the Bitcoin mined by the customers’ Bitcoin mining machines that the Company hosts, or 50%, is also variable but in the form of noncash (Bitcoin) consideration. All estimates associated with the Company’s portion of the variable Bitcoin mined by the customers’ hosted Bitcoin mining machines are fully constrained. ASC 606 which requires an entity to measure noncash consideration using the estimated fair value of the consideration at contract inception. The Company has two hosting contracts with customers that are currently in operation, for which the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception was approximately $23,000 and $30,000. The Company only includes the variable noncash (Bitcoin) consideration in the transaction price to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Therefore, each quarterly reporting period when the uncertainty is resolved, the Company includes in the transaction price the noncash (Bitcoin) consideration equal to the product of (1) the Company’s portion of the Bitcoin mined by the customers’ hosted Bitcoin mining machines during the reporting period, and (2) the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception. At the end of each quarterly reporting period, the Company also reassesses the estimated transaction price to determine whether an estimate of the variable consideration over the remaining two-year contract term is fully constrained. Subsequent changes in the fair value of such noncash consideration that are due to the form of the consideration (i.e., fluctuations in the value of Bitcoin) are excluded from the transaction price.

Because there is only one performance obligation – to provide an integrated hosting service to the Company’s hosting customers – all of the transaction price described above is allocated to the single performance obligation for revenue recognition purposes.

The Company recognizes revenue for the transaction price over time as the Company satisfies its performance obligation to provide an integrated hosting service. Throughout the two-year term of the hosting contracts, the hosting customers simultaneously receive and consume the benefits provided by the Company’s performance of its integrated hosting service. The Company has a right to consideration from its hosting customers in amounts that correspond directly with the value to the customer of the Company’s performance completed to date. Therefore, the Company has adopted the practical expedient under ASC 606-10-55-18 which permits an entity to recognize revenue in the amount to which the entity has a right to invoice. The amount to which the Company has a right to invoice, and therefore recognize revenue, includes the actual cost-of-power and Bitcoin mining components of the transaction price that are updated each quarterly reporting period. For the three and nine months ended September 30, 2024, the Company recognized cryptocurrency hosting revenues of $1,266,097 and $4,399,662, respectively, for the cost-of-power component of the transaction price, and $645,513 and $6,793,775, respectively, for the Company’s portion of Bitcoin mined by the customer’s hosted Bitcoin mining machines.

Advance payments and customer deposits are recorded as contract liabilities, within other noncurrent liabilities, in the consolidated balance sheet. As of September 30, 2024, and December 31, 2023, the Company had contract liability balances of approximately $0.3 million and $0.2 million, respectively, associated with its two customer hosting contracts that are currently in operation. For the three and nine months ended September 30, 2024, the Company recognized cryptocurrency hosting revenues of approximately $0.4 million and $0.2 million, respectively, that were included in contract liabilities at the beginning of each respective period. The Company had no accounts receivable balances as of September 30, 2024, and December 31, 2023, associated with its two customer hosting contracts that are currently in operation.”